NSAR ITEM 77C

Van Kampen American Capital Prime Rate Income Trust


(a)      A Special Meeting of Shareholders was held on July 9, 1997.

(b) The election of Trustees of Van Kampen American Capital Prime Rate Income Trust (the "Fund") included:

         None

(c)      The following were voted on at the meeting:

         (1) Approval of New Investment Advisory Agreement in the event of change of control of the Adviser.

                  For      461,708,052               Against  12,272,938

         (2) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

                  For      302,236,461               Against  15,851,273